SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 1)

Equity Bancshares, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

29460X109
(CUSIP Number)

W. Kirk Wycoff Patriot Financial Partners, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650	Copies to: Philip Ross Bevan, Esq. Silver, Freedman, Taff & Tiernan LLP 3299 K Street, N.W., Suite 100 Washington, D.C. 20007 (202) 295-4500
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d‑7(b) for other parties to whom copies are to be sent.

CUSIP No. 29460X109	13D/A	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 146,663
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 146,663
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.00%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29460X109	13D/A	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,337
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,337
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.35%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29460X109	13D/A	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 172,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 172,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.35%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29460X109	13D/A	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 172,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 172,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.35%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29460X109	13D/A	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 172,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 172,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.35%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 29460X109	13D/A	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 172,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 172,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.35%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 29460X109	13D/A	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 172,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 172,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.35%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 29460X109	13D/A	Page 9 of 14 Pages

Item 1.	Security and Issuer

This Amendment No. 1 (the "Amendment") amends and supplements the Schedule 13D filed on January 5, 2016 ("Schedule 13D") and relates to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Equity Bancshares, Inc., a Kansas corporation (the "Company" or the "Issuer"), whose principal executive offices are located at 7701 East Kellogg Drive, Suite 200, Wichita, Kansas 67207.

This Amendment is being jointly filed by the parties identified below, all of which were parties to the Schedule 13D.  All of the filers of this Amendment are collectively referred to as the "Patriot Financial Group." The Joint Filing Agreement of the members of the Patriot Financial Group was previously filed as Exhibit 1 to the Schedule 13D.

The following are members of the Patriot Financial Group:

●	Patriot Financial Partners, L.P., a Delaware limited partnership (the "Patriot Fund");

●	Patriot Financial Partners Parallel, L.P., a Delaware limited partnership (the "Patriot Parallel Fund" and together with the Patriot Fund, the "Funds");

●	Patriot Financial Partners GP, L.P., a Delaware limited partnership and general partner of the Funds ("Patriot GP");

●	Patriot Financial Partners GP, LLC, a Delaware limited liability company and general partner of Patriot GP ("Patriot LLC"); and

●	W. Kirk Wycoff, Ira M. Lubert and James J. Lynch serve as general partners of the Funds and Patriot GP and as members of Patriot LLC.

Except as otherwise specified in this Amendment, all previous Items are unchanged.  Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 9, 2017, the Funds sold an aggregate of 100,000 shares of Class A Common Stock for gross proceeds of approximately $3.24 million with the Patriot Fund selling 85,270 shares of Class A Common Stock for gross proceeds of approximately $2.76 million and the Patriot Parallel Fund selling 14,730 shares of Class A Common Stock for gross proceeds of approximately $0.48 million. On March 15, 2017, the Funds sold an aggregate of 200,000 shares of Class A Common Stock for gross proceeds of approximately $6.35 million with the Patriot Fund selling 170,540 shares of Class A Common Stock for gross proceeds of approximately $5.41 million and the Patriot Parallel Fund selling 29,460 shares of Class A Common Stock for gross proceeds of approximately $0.94 million.  The sales were completed through broker assisted transactions.

CUSIP No. 29460X109	13D/A	Page 10 of 14 Pages

In addition, between February 15, 2017 and March 8, 2017, the Funds sold an aggregate of 371,714 shares of Class B non-voting common stock, par value $0.01 per share ("Class B Common Stock"), for total gross proceeds of $12.01 million, which shares converted to shares of Class A Common Stock upon sale.

As of the date of this filing, the Funds beneficially owned an aggregate of 172,000 shares of Class A Common Stock and no shares of Class B Common Stock.  The Patriot Fund owned 146,663 shares of Class A Common Stock and the Patriot Parallel Fund owned 25,337 shares of Class A Common Stock.

The Funds entered into the transactions described above in the ordinary course of business because of their belief that such transactions were in the Funds' best interests in accordance with their investment strategy, market conditions and other relevant factors.

Other than as described in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The percentages used in this Amendment are based upon 7,321,984 outstanding shares of Class A Common Stock reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

 (a) - (b) Patriot Fund possesses shared voting and dispositive power and beneficially owns 146,663 shares, or 2.00%, of the outstanding Class A Common Stock.

Patriot Parallel Fund possesses shared voting and dispositive power and beneficially owns 25,337 shares, or 0.35%, of the outstanding Class A Common Stock.

 Because (i) Messrs. Wycoff, Lubert and Lynch serve as general partners of the Funds and Patriot GP and as members of Patriot LLC, (ii) Patriot LLC serves as general partner of Patriot GP and (iii) Patriot GP serves as general partner of the Funds, each of Messrs. Wycoff, Lubert and Lynch, Patriot LLC and Patriot GP may be deemed to possess shared voting and dispositive power over the 172,000 shares of Class A Common Stock held by the Funds or 2.35% of the outstanding Class A Common Stock.

CUSIP No. 29460X109	13D/A	Page 11 of 14 Pages

 (c) In the last 60 days, the Patriot Financial Group made the following sales of Class A Common Stock in the open market.

Entity	Date	Number of Shares Sold	Price Per Share	Gross Proceeds
Patriot Fund	3/9/2017	85,270	$32.35	$2,758,485
Patriot Parallel Fund	3/9/2017	14,730	32.35	476,515
Patriot Fund	3/15/2017	170,540	31.75	5,414,645
Patriot Parallel Fund	3/15/2017	29,460	31.75	935,355

Additionally, in the last 60 days, the Patriot Financial Group made the following sales of Class B Common Stock that automatically converted to shares of Class A Common Stock upon these sales in the open market.

Entity	Date	Number of Shares Sold	Price Per Share	Gross Proceeds
Patriot Fund	2/15/2017	2,678	$33.52	$89,777
Patriot Parallel Fund	2/15/2017	463	33.52	15,522
Patriot Fund	2/16/2017	8,619	33.50	288,740
Patriot Parallel Fund	2/16/2017	1,489	33.50	49,882
Patriot Fund	2/17/2017	1,688	33.50	56,548
Patriot Parallel Fund	2/17/2017	291	33.50	9,749
Patriot Fund	2/21/2017	2,111	33.53	70,773
Patriot Parallel Fund	2/21/2017	365	33.53	12,237
Patriot Fund	3/8/2017	301,865	32.25	9,735,146
Patriot Parallel Fund	3/8/2017	52,145	32.25	1,681,676

(d)       Not applicable.

(e)	On March 15, 2017, the Patriot Financial Group ceased to be beneficial owners of more than five percent of the outstanding shares of Class A Common Stock.

CUSIP No. 29460X109	13D/A	Page 12 of 14 Pages

Item 7.	Material to Be Filed as Exhibits.
No.	Exhibit

1	Joint Filing Agreement*

2	Form of Underwriting Agreement**

3	Form of Lock-Up Agreement**

____________________
*	Previously filed.
**
Incorporated by reference to Exhibit 1.1 to Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 filed by Equity Bancshares, Inc. (Commission File No. 333-207351) on November 2, 2015.

CUSIP No. 29460X109	13D/A	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 17, 2017

PATRIOT FINANCIAL PARTNERS, L.P.

	By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners Parallel, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P.
PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff

By:	/s/Ira M. Lubert
Ira M. Lubert

By:	/s/James J. Lynch
James J. Lynch

CUSIP No. 29460X109	13D/A	Page 14 of 14 Pages

EXHIBIT INDEX

No.	Exhibit

1	Joint Filing Agreement*

2	Form of Underwriting Agreement**

3	Form of Lock-Up Agreement**

____________________
*	Previously filed.
**
Incorporated by reference to Exhibit 1.1 to Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 filed by Equity Bancshares, Inc. (Commission File No. 333-207351) on November 2, 2015.